SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 13, 2003

Commission File Number: 1-14732

National Steel Company
(Translation of registrant's name into English)

Av. Presidente Juscelino Kubitschek 1830 – Torre 1
13° Andar
Itaim Bibi
04543-900 São Paulo, SP, Brazil (Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

             Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

             If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

             The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

             This Report contains English translations of a press release announcing results for the second quarter and first half of 2003.

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SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional By: /s/ Otávio de Garcia Lazcano Name: Otávio de Garcia Lazcano Title: Principal Financial Officer

Dated August 13, 2003

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